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                            August 24, 2023

       Al Kapoor
       Chief Executive Officer
       OmniLit Acquisition Corp.
       1111 Lincoln Road , Suite 500
       Miami Beach , FL 33139

                                                        Re: OmniLit Acquisition
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed August 11,
2023
                                                            File No. 333-271822

       Dear Al Kapoor:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4 filed August 11,
2023

       Background of the Business Combination, page 98

   1. We note your response to previous comment 4 and re-issue the comment in part. We note your revised disclosure
that "Syntec Optics was not considered as an initial candidate because the OmniLit
research team had not identified it through their initial private company search
parameters." Please expand on this statement to explain what initial private company search
parameters Syntec lacked. If applicable, please explain if Syntec lacked any of the
specific criteria listed on page 100 or how the "shifting tailwinds and shifting economic
conditions" impacted the search for a merger target. In this regard, we note your statement on
page 98 that you "expect to focus on acquiring a business
                                                        combination target
within the advanced manufacturing industry, specifically the photonics
 Al Kapoor
OmniLit Acquisition Corp.
August 24, 2023
Page 2
      or optics sectors, and related sectors, with an enterprise value of approximately $350 million to $750 million." Syntec appears to meet this general criteria based on its business in the photonics and optics sectors and the estimated equity values prepared by
      Benchmark and the initial December 18, 2022 equity value of $540 million arrived at by
      OmniLit.
The OmniLit Board and Special Committee's Reasons for the Approval of the
Business
Combination, page 105

2. We note your response to previous comment 5 and re-issue the comment in part. Please expand on your statement that the Board "considered the potential conflict of interest associated with a Business Combination with an affiliate of the Sponsor" to discuss any specific considerations the Board gave to these potential conflicts and explain how in light of the potential conflicts of interests, the Board recommended to approve the Business
      Combination.
Syntec Optics Financial Statements for the Years Ended December 31, 2022 and
2021
Note 2. Revenue Recognition
Disaggregated Revenues , page F-46

3. We reissue our prior comment 12. Revise here and in your annual financial statements to present disaggregated revenues in accordance with ASC 606-10-50-5 through
7. Explain
      to us, as part of your response, the basis for your determination of each type of revenue listed in the table.
Note 6. Loan to Stockholder, page F-47

4. We reissue our prior comment 13. Please tell us who the loan was issued to and explain to us your accounting for the distribution, citing the accounting guidance upon which you based your accounting.
       You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                            Sincerely,

FirstName LastNameAl Kapoor                                 Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameOmniLit Acquisition Corp.
                                                            Services
August 24, 2023 Page 2
cc:       Christopher J. Capuzzi. Esq.
FirstName LastName